1(650) 320-1830

robcarlson@paulhastings.com

May 19, 2016

VIA EDGAR AND BY HAND

Daniel F. Duchovny

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Ruckus Wireless, Inc.

Schedule TO-T filed April 29, 2016 by Stallion Merger Sub Inc. and Brocade Communications Systems, Inc.

SEC File No. 005-87216

Brocade Communications Systems, Inc.

Registration Statement on Form S-4

Filed on April 29, 2016

File No. 333-211039

Dear Mr. Duchovny:

On behalf of our client Brocade Communications Systems, Inc. (the “Company” or “Brocade”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated May 6, 2016, with respect to the Registration Statement on Form S-4 (File No. 333-211039), filed on April 29, 2016 (the “Registration Statement”), and the Schedule TO-T (File No. 005-87216), filed on April 29, 2016, as amended on May 2, 2016, May 4, 2016, May 5, 2016 and May 9, 2016 (as amended, the “Schedule TO”).

This letter, Amendment No. 1 to the Registration Statement (“Amendment No. 1”) and Amendment No. 5 to the Schedule TO (“Amendment No. 5”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering via hand delivery a hard copy of this letter along with three courtesy copies of Amendment No. 1 marked to indicate changes from the Registration Statement, and Amendment No. 5.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All references to page numbers in these responses are to page numbers of the marked version of Amendment No. 1.

Paul Hastings LLP  |   1117 S. California Avenue  |   Palo Alto, California 94304

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Daniel F. Duchovny

May 19, 2016

Certain Financial Forecasts, page 72

1.	We note that the projected financial information included in this section has not been prepared in accordance with GAAP. Revise your disclosure to provide the reconciliation required under Rule 100(a) of Regulation G.

Response: The Company respectfully advises the Staff that it does not believe that Regulation G requires reconciliation of the projected financial information included in the Registration Statement.

Rule 100(d) of Regulation G contains an exemption from Rule 100 of Regulation G for the use of non-GAAP financial measures included in disclosure relating to a proposed business combination, the entity resulting therefrom or an entity that is a party thereto, if the disclosure is contained in a communication that is subject to Item 1015 of Regulation M-A. The Company also refers the Staff to Item 10(e)(6) of Regulation S-K which provides a corresponding exemption. In Question 101.01 of the Staff’s Compliance & Disclosure Interpretations under Non-GAAP Financial Measures, the Staff interpreted the applicability of these exemptions from Regulation G and Item 10(e) of Regulation S-K for the disclosure of non-GAAP financial measures pursuant to Item 1015 of Regulation M-A. Specifically, the Staff noted that the exemption from Regulation G and Item 10(e) of Regulation S-K is available for non-GAAP financial measures disclosed pursuant to Item 1015 of Regulation M-A even if such non-GAAP financial measures are included in Securities Act registration statements, proxy statements and tender offer statements. The Company supplementally advises the Staff that the projected financial information is disclosed pursuant to Item 1015(b) of Regulation M-A through Item 4(b) of Form S-4. Item 4(b) of Form S-4 provides that “If a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and such report opinion or appraisal is referred to in the prospectus, furnish the same information as would be required by Item 1015(b) of Regulation M-A.” The fairness opinion of Ruckus’ financial advisor materially relates to the transaction and is referred to in the prospectus/offer to exchange included in the Registration Statement which is thus a communication subject to Item 1015 of Regulation M-A. The projected financial information is disclosed in the Registration Statement pursuant to Item 1015 of Regulation M-A because it was provided to and/or used by Ruckus’ financial advisor for purposes of rendering its fairness opinion in connection with the transaction and is therefore provided pursuant to Item 1015 of Regulation M-A. The Company respectfully submits that it is therefore exempt from Rule 100(a) of Regulation G pursuant to Rule 100(d) of Regulation G.

In addition, the Company respectfully submits that independent of the availability of the exemption provided in Rule 100(d) of Regulation G, a reconciliation would not be required under Rule 100(a)(2) of Regulation G. Rule 100(a)(2) of Regulation G provides that the reconciliation of non-GAAP financial information shall be quantitative for forward-looking information to the extent available without unreasonable efforts. The Company advises the Staff that the assumptions underlying the non-GAAP financial measures, and the non-GAAP financial measures themselves, presented as part of the prospective financial information under the caption “The Offer and the Merger—Certain Financial Forecasts—Financial Forecasts for Brocade” are forward-looking in nature. Reconciliation of these non-GAAP financial measures to the most comparable GAAP financial measure would require the Company to generate forecasts through 2018 of the components of the reconciliation. This would be a speculative exercise due to the high degree of

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May 19, 2016

variability and volatility of certain components and the uncertainty of future events beyond the Company’s reasonable control, which could result in disclosure that would be imprecise and potentially misleading, and would not be possible without unreasonable efforts.

More specifically, in order to calculate the most comparable GAAP financial measure to the non-GAAP financial measures presented for 2016, 2017 and 2018 (Adjusted EBITDA, Adjusted EBITDA Margin, Non-GAAP EPS and Non-GAAP EPS Growth), the Company would need to quantify for each of these years the following items, each of which was excluded when determining these non-GAAP financial measures: stock-based compensation expense, acquisition and integration expense, amortization expense associated with acquired intangibles, asset impairment charges, restructuring charges, gains or losses relating to sales of assets, tax-related items and non-cash portion of interest expense on convertible debt. Each of these line items is explained in more detail below.

Stock-based compensation expense for future periods would be particularly difficult for the Company to quantify without unreasonable efforts and complicated analysis as it would require the Company to project its future outstanding equity awards, which are contingent upon future grants to existing employees and future levels of hiring over a three-year period, the types of personnel hired, the type and amount of equity compensation awards that would be necessary for such existing employee and new hire grants, the vesting and timing of such awards and the then-current trading price. It would also require significant effort for the Company to forecast the various inputs to the calculation of the stock-based compensation expense for each of those awards under Accounting Standards Codification Topic 718, “Compensation—Stock Compensation” (“ASC 718”), including speculating regarding the then-current trading price of the Company’s stock and the factors pertinent to the Black-Scholes-Merton pricing model such as, among other inputs, assumptions as to volatility of the Company’s trading price over the term of the awards, the expected term of the awards, the risk-free interest rate and the award forfeiture rate, in order to determine the fair value of the awards on the grant dates and amortize that expense over the respective vesting periods. In addition, it would require similar speculation with respect to future participation in the Company’s Employee Stock Purchase Plan (which is similarly accounted for under ASC 718). It would also require the Company to forecast the amount and timing of employee equity award exercises to estimate the employer payroll tax associated with stock-based compensation, which exercises are entirely dependent on the behavior of individual award holders. Any reconciliation to GAAP would also require substantial work to quantify the GAAP income tax deduction in future periods relating to stock-based compensation as the deduction is highly dependent on individual award holders’ tax withholding elections and the Company’s then current trading price.

Acquisition and integration expenses are inconsistent in amount and frequency, and future expenses will be significantly impacted by the timing and nature of the Company’s future acquisitions. Estimating future acquisition and integration expenses would therefore require the Company to speculate about the occurrence of the Company’s future acquisitions. Although the Company regularly evaluates potential acquisitions, the decision whether to pursue a particular transaction depends on a large number of factors, which makes the occurrence and timing of future acquisitions impracticable to predict without unreasonable efforts. The Company would also have to speculate about the amount and timing of the acquisition and integration expenses that would be associated with those uncertain future acquisitions, which would be particularly

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May 19, 2016

challenging given that the amount and timing of those expenses often varies widely from one acquisition to another.

Like acquisition and integration expenses, expenses associated with the amortization of acquired intangibles are inconsistent in amount and frequency and are significantly impacted by the timing and nature of the Company’s acquisitions. Estimating future expenses would therefore require the Company to speculate about the occurrence of the Company’s future acquisitions, which, as noted above, is inherently uncertain. The Company would also have to speculate about the value of the intangible assets to be acquired in connection with those uncertain future acquisitions, the time periods over which the value of those assets would be amortized and the related rates of amortization, which would be impracticable to do with any degree of reasonable reliability given that the value and nature of acquired intangibles varies widely from one acquisition to another.

The Company records goodwill and intangible impairment charges when the carrying amount of the assets exceeds their fair values. The timing of such impairment charges is very difficult to predict, and the amounts of those charges are determined through a complex valuation analysis that cannot be forecasted with any reasonable reliability. Estimating future impairment charges would therefore require the Company to speculate regarding the future fair values of its goodwill and intangible assets.

The Company may in the future determine to exit certain facilities and/or restructure its operations. The amount and timing of the restructuring charges (and any reversals of charges recorded in prior periods) associated with these activities are wholly dependent upon the nature and timing of those restructuring activities. Restructuring charges could include, among other things, headcount reductions and associated severance and benefits cost, exit costs associated with closing of office space or other locations and other contract cancellation charges, all of which are highly dependent upon the details of the particular restructuring activities. The Company does not regularly engage in restructuring activities. Accordingly, estimating future restructuring charges (and reversals of charges) would require the Company to speculate about the occurrence and timing of future restructuring activities, which are both inherently uncertain. Moreover, the Company would have to speculate about the magnitude of the charges associated with those uncertain future restructuring activities, which would even be more difficult to estimate with any reasonable reliability.

From time to time, the Company may decide to sell certain of its assets for strategic reasons. Gains or losses on such sales are inconsistent in amount and frequency, and future gains or losses will be significantly impacted by the timing and nature of the Company’s decisions to conduct sales of its assets. Estimating future gains and losses would therefore require the Company to speculate about the timing of these future asset sales and the assets involved in any such sales, both of which are inherently uncertain. It would not be possible to quantify with any reasonable reliability the book value of the relevant assets and the value to be received for such assets in order to determine the associated amount of the gain or loss on such sale.

Forecasting the Company’s GAAP provision for income taxes would not be possible with any reasonable reliability because it can vary greatly in part due to the timing and amount of stock-based compensation, the amount of federal research and development tax credits, the timing and availability of domestic manufacturing production activity deduction (which varies depending on

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the Company’s profitability and amount of available net operating losses), and future changes to tax legislation in the federal, state and foreign jurisdictions where the Company operates, many of which are outside the Company’s control. In addition, the Company would need to make assumptions and estimates with respect to the occurrence of other non-recurring tax benefits or detriments, such as settlements of tax audits with governmental authorities, which are inherently uncertain.

The probable significance of each of the foregoing line items is high, as is the variability of these items from one period to another. As a result, though it was possible to forecast Adjusted EBITDA and Non-GAAP EPS for the forecast period, it would not be possible to forecast the most comparable GAAP financial measures with any degree of reasonable reliability due to the variability and volatility of these components of the reconciliation.

The only other line item that the Company expects would appear in the reconciliations of Adjusted EBITDA, Adjusted EBITDA Margin, Non-GAAP EPS and Non-GAAP EPS Growth to the most comparable GAAP measure is the non-cash portion of the interest expense on the Company’s convertible debt. The Company is able to quantify this non-cash interest expense because the interest rate on the convertible debt is fixed. The non-cash interest expense is expected to be $15.4 million, $16.2 million and $17.0 million during fiscal 2016, 2017 and 2018, respectively. Accordingly, the Company has revised the section entitled “The Offer and the Merger—Certain Financial Forecasts—Information about Non-GAAP Financial Measures” on page 75 of Amendment No. 1 to include the following disclosure:

The non-GAAP financial measures included under the heading “—Financial Forecasts for Brocade” constitute forward-looking information, and Brocade believes that a quantitative reconciliation of such forward-looking information to the most comparable financial measure calculated and presented in accordance with GAAP cannot be made available without unreasonable efforts. A reconciliation of these non-GAAP financial measures would require Brocade to quantify stock-based compensation expense, acquisition and integration expense, amortization expense associated with acquired intangibles, asset impairment charges, restructuring charges, gains or losses relating to sales of assets, tax-related items and the non-cash portion of the interest expense on Brocade’s 1.375% convertible senior unsecured notes due 2020. All but the last of these items cannot be reliably quantified due to the combination of variability and volatility of such components and may, depending on the size of the components, have a significant impact on the reconciliation. Brocade is able to quantify the last of these items, non-cash portion of the interest expense on Brocade’s 1.375% convertible senior unsecured notes due 2020, because the interest rate is fixed. This non-cash interest expense is expected to be $15.4 million, $16.2 million and $17.0 million during fiscal 2016, 2017 and 2018, respectively.

Because all but one of the line items necessary to reconcile Adjusted EBITDA, Adjusted EBITDA Margin, Non-GAAP EPS and Non-GAAP EPS Growth to the most comparable GAAP measure is subject to significant variability and volatility, it is not practical for the Company to forecast these line items, and in turn estimates of comparable GAAP measures for Adjusted EBITDA, Adjusted

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EBITDA Margin, Non-GAAP EPS and Non-GAAP EPS for any year in the forecast period with reasonable reliability. Although the Company is further through its 2016 fiscal year than at the time the assumptions underlying, and inputs into, the Brocade forecasts were made and generated, the Company believes that it nevertheless would be a near impossibility to forecast the components necessary to reconcile Adjusted EBITDA, Adjusted EBITDA Margin, Non-GAAP EPS and Non-GAAP EPS Growth to the most comparable GAAP measure with any degree of reasonable reliability due to the high degree of variability and volatility of such components and the uncertainty of future events even for a shorter period, particularly in light of the proposed acquisition of Ruckus. Even though the Company now has more information regarding fiscal year 2016 than it had at the time the assumptions underlying, and inputs into, the Brocade forecasts were made and generated, the Company believes that using this more recent information in the reconciliation of projected financial measures that speak as of an earlier date would result in methodological inconsistency. Ignoring such more recent information, however, would also be inappropriate.

Accordingly, because the reconciliation of the forward-looking non-GAAP financial measures presented to the most comparable GAAP financial measures cannot be created without unreasonable effort for the reasons described above, the Company respectfully submits that such reconciliation is not required in accordance with Rule 100(a)(2) of Regulation G.

Ruckus has informed the Company that for reasons substantially similar to the above and other reasons, the non-GAAP financial measures included under the section captioned “The Offer and the Merger—Certain Financial Forecasts—Financial Forecasts of Ruckus” (Adjusted EBITDA, Adjusted EBITDA Margin, Non-GAAP EPS and Non-GAAP EPS Growth) constitute forward-looking information, and that reconciliations of such forward-looking information to the most comparable GAAP financial measure cannot be made available without unreasonable efforts. Ruckus has informed the Company that it has addressed those reasons in more depth in its response to the Staff’s comments with respect to its Schedule 14D-9 related to the transaction.

Merger Agreement - Conditions, page 104

2.	Conditions (i), (j) and (n) are inappropriate as the determination of whether a condition has been triggered is within the bidders’ control, and may render the offer illusory. Please revise or delete the conditions throughout the registration statement such they are not within your control.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 13, 98 and 110 of Amendment No. 1.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 320-1830 or by email at robcarlson@paulhastings.com.

Daniel F. Duchovny

May 19, 2016

Sincerely, /s/ Rob R. Carlson Rob R. Carlson for PAUL HASTINGS LLP

Enclosures

cc:	Ellen A. O’Donnell, Brocade Communications Systems, Inc.

David K. Ritenour, Brocade Communications Systems, Inc.